UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

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Commission File Number: 001-34947

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Bitauto Holdings Limited

New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing 100044

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Change of Management of Bitauto Holdings Limited

Mr. Lei Zhu has resigned as the chief technology officer of Bitauto Holdings Limited (NYSE: BITA), effective December 29, 2018. After his resignation, Mr. Zhu will serve as the chief executive officer of an automotive company focusing on Internet of Vehicles (IoV) and AI technology in Bitauto’s ecosystem.

“We want to express our gratitude to Mr. Zhu for his service with Bitauto in the past two years. Mr. Zhu has contributed to our growth and development through his leadership and rich experience,” said Mr. Andy Zhang, chief executive officer of Bitauto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitauto Holdings Limited

By	:	/s/ Ming Xu
Name	:	Ming Xu
Title	:	Chief Financial Officer

Date: December 31, 2018